UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  March 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CARTESIAN, INC.
Full Name of Registrant

Former Name if Applicable

7300 COLLEGE BLVD., SUITE 302
Address of Principal Executive Office (Street and Number)

OVERLAND PARK, KANSAS 66210
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Cartesian, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the period ended March 31, 2018 on or before the May 15, 2018 prescribed due date. As a result of the change in management and Board of Directors of the Company due to completion of the tender offer for the Company’s common stock by Cartesian Holdings, Inc. and the related acquisition of the Company by Cartesian Holdings, LLC, the Company requires additional time to complete the filing of its Quarterly Report on Form 10-Q.  The Company intends to file its Quarterly Report on Form 10-Q for the period ended March 31, 2018 as promptly as practicable, and expects that such filing will be made by the May 20, 2018 extended deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jim Serafin		(610) 746-0176
Name	(Area Code)	(Telephone Number)

(2)
Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues decreased $3.2 million, or 22.6%, to $11.0 million for the first quarter of fiscal 2018 from $14.3 million for the comparable period in the prior fiscal year.  The decrease was primarily due to a lower volume of projects in the current year quarter compared to the prior year quarter.  Net Loss was $2.5 million for the first quarter of fiscal 2018 compared to a net loss of $1.5 million for the comparable period in the prior fiscal year.

CARTESIAN, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 15, 2018	By:	/s/ Jim Serafin
Jim Serafin
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.